SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE: September 18, 2009	PR09-21

Atna Announces Closing of Private Placement of Debentures

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that, further to its news release of September 14, 2009, it has closed its non-brokered private placement (the “Private Placement”) of an aggregate of $1,500,000 of secured transferable debentures (the “Debentures”). The Debentures bear interest at a rate of 12% per annum and mature on the date that is 12 months from the date of issue. Each Debenture may be converted into common shares of Atna (“Common Shares”) at the option of the holder at any time, in whole or in part, at a conversion price of CAD$0.76 per share. Atna will have the right to prepay amounts outstanding under the Debentures at any time on or after the date that is 6 months from the date of issue.

The Toronto Stock Exchange has conditionally approved the closing of the Private Placement, subject to the filing of final documents. The Debentures and Common Shares issued upon conversion of the Debentures, if any, will be subject to a standard four-month hold period.

Management expects that the net proceeds from the Private Placement will be used for general corporate purposes, including working capital.

For additional information on Atna Resources, please visit our website at www.atna.com.

This news release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed private placement of debentures and the proposed use of proceeds. Such statements include, without limitation, statements regarding the proposed use of proceeds. Although Atna believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of Atna’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Atna disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: Atna’s inability to secure subscriptions from subscribers to complete the proposed private placement in whole or in part, a management decision to change the use of proceeds based on changing circumstances, Atna might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that Atna will encounter unanticipated geological factors, Atna’s need for and ability to obtain additional financing, the possibility that Atna may not be able to secure permitting and other governmental clearances necessary to carry out Atna’s mine development plans, that will prevent it from developing mining operations at the Columbia Gold Project, and the other risk factors discussed in greater detail in Atna’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including Atna’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.